UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 24, 2014

Commission File Number: 001-16174

Teva Pharmaceutical Industries Ltd. ———————————————————————————————————
(Translation of registrant’s name into English)

Israel ———————————————————————————————————
(Jurisdiction of incorporation or organization)

5 Basel Street, P.O. Box 3190 Petach Tikva 4951033 Israel
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

 CONTENTS
At the Special Meeting of Shareholders of Teva Pharmaceutical Industries
Limited, which was held on February 24, 2014, the proposal to approve the compensation of Mr. Erez Vigodman, Teva’s President and Chief Executive Officer,
and matters relating thereto, was approved by the required majority of shareholders.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

    TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Date: February 24, 2014   By: /S/    EYAL DESHEH

    Name: Eyal Desheh
    Title: Group Executive Vice President, Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teva Pharmaceutical Industries Ltd.

Date: 02/24/2014	By:	Eyal Desheh
	Name:	Eyal Desheh
	Title:	EVP & CFO